Exhibit 99.107

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated June 28, 2022 with respect to the consolidated financial statements of American Lithium Corp. (the “Company”) as at and for the year ended February 28, 2022 included in the Registration Statement on Form 40-F of the Company that is being filed with the United States Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 21, 2022